Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Don E. Felice Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com

July 9, 2013

Ms. Mary Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hirtle Callaghan Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918
Preliminary Proxy Statement

Dear Ms. Cole:

This correspondence is being provided to you in response to your comment (“Staff Comment”) communicated during our telephone conversation of July 8, 2013, with respect to Registrant’s Preliminary Proxy Statement filed on June 28, 2013.

For your convenience, we have summarized our understanding of the Staff Comment in bold typeface and set forth our response in the following italicized text.

1.	You asked that Registrant consider providing some additional information with respect to the “Deep Value” strategy to be pursued by one of the proposed sub-advisers.

Response: Registrant has added additional disclosure on the Deep Value strategy, indicating that it involves focusing on those stocks with the lowest price/tangible book value ratios and attempting to purchase companies at significant discounts to the firms’ replacement values.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.

Very truly yours, /s/ Don E. Felice Don E. Felice

cc:	Robert Zion
Colette Bull
Michael O’Hare
Danio Mastropieri

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